United States securities and exchange commission logo





                              June 7, 2022

       Russell H. McMeekin
       Chief Executive Officer
       mCloud Technologies Corp.
       550-510 Burrard Street
       Vancouver, British Columbia
       Canada, V6C 3A8

                                                        Re: mCloud Technologies
Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed May 11, 2022
                                                            File No. 333-264859

       Dear Mr. McMeekin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Please clarify, if accurate, that the conversion ratio of the Series A Preferred Shares is based upon current
market values and briefly describe the redemption provisions of the
                                                        Series A Preferred
Shares. Also, disclose that holders of the Series A Preferred Shares have no voting rights
with respect to matters that generally require the approval of voting shareholders.
 Russell H. McMeekin
FirstName  LastNameRussell
mCloud Technologies Corp. H. McMeekin
Comapany
June 7, 2022NamemCloud Technologies Corp.
June 7,
Page 2 2022 Page 2
FirstName LastName
Our Company, page 1

2. Your disclosure indicates that in all markets, you use a commercial SaaS business model to distribute your AssetCare solution. However, in footnote 32, you disclose that you also sell perpetual software licenses. Please advise or revise your disclosure accordingly.
Risk Factors, page 13

3. Please add a risk factor regarding your customer concentration and reliance on certain customers. In this regard, we note your disclosure on page 50 that two of your customers each accounted for greater than 10% of total revenues in each of the last three years.
Asset Location and Legal Proceedings, page 25

4. Please also disclose that U.S. stockholders may encounter difficulties in effecting service of process against your officers.
We are an "emerging growth company," . . . , page 29

5. Please disclose whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates. Capitalization, page 35

6. We note you currently present your capitalization table as of March 31, 2021. Please update this table as of December 31, 2021, the current period of your historical financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 48

7. We note you currently identify the change in revenue for each of your major service lines, but it does not appear that you identify and quantify the material reasons for these changes. Please expand your disclosures accordingly. Refer to Item 303(b)(2) of
         Regulation S-K.
8.       We note you include a table of revenue by geographic location on page
49. Please provide
         disclosure to identify and quantify the significant factors for the changes year over year by country. Refer to Item 303(b)(2) of Regulation S-K.
 Russell H. McMeekin
FirstName  LastNameRussell
mCloud Technologies Corp. H. McMeekin
Comapany
June 7, 2022NamemCloud Technologies Corp.
June 7,
Page 3 2022 Page 3
FirstName LastName
Cost of Sales, Gross Profit, Gross Margin %, page 50

9. Your disclosure indicates that Gross margin % is a non-IFRS measure and to see the Non-
         IFRS Measure section for details. It does not appear that there is a non-IFRS measure section for further details. Please advise or revise accordingly. Liquidity, page 59

10. We note your disclosure regarding the COVID-19 related wage subsidies and loans received by the Canadian and U.S. government, respectively. If material, please also discuss the government assistance received from the Australian government. In this regard, we note your disclosure on page 40 that government assistance was received from all three countries.
Our Business, page 62

11.      Please disclose the number of customers for the periods presented.
12.      We note your disclosure on page 66 that    [c]ustomers pay a simple,
subscription-based
         price that is determined by number of assets, asset size or
complexity.    On page 68, you
         discuss an estimate of the    average monthly fee currently generated
per connection or 3D
         digital twin.    Please clarify the pricing model. In addition, if you
consider    average
         monthly fee    to be a key metric, please disclose it for the periods
presented.
Marketing Channels, page 68

13.      We note your disclosure that you have the    capability of serving
over 7.3 million
         commercial buildings and over 34,000 industrial sites    and that you
can    currently
         address    a market opportunity of    $24 billion in recurring
revenue.    Please provide the
         assumptions underlying these statements and clarify whether this is your total addressable market or whether this is the market you believe you can address with your current capabilities.
Executive Compensation
Employment Agreements with Executive Officers and Significant Employees, page
89

14. Please file the employment agreements for your named executive officers as exhibits or advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.
Principal Shareholders, page 91

15. Please disclose, if accurate, that there are no shareholders beneficially owning 5% or more of your common stock as of the date of the prospectus and revise the beneficial ownership table to disclose the percentage of common stock beneficially owned after the offering.
16. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.
 Russell H. McMeekin
mCloud Technologies Corp.
June 7, 2022
Page 4
Note 5 - Revenue, page F-12

17. We note your footnote 2, that you include perpetual software licenses in your AssetCare over time line item. Tell us how you considered separately disclosing your perpetual software licenses on a line item in your table. In this regard, we note your disclosure in
      Note 32 that perpetual software licenses are recognized at a point in time.
General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameRussell H. McMeekin
                                                            Division of
Corporation Finance
Comapany NamemCloud Technologies Corp.
                                                            Office of
Technology
June 7, 2022 Page 4
cc:       Rajiv Radia
FirstName LastName